UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
 of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-52295

GLOBAL TRANSPORT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

350 FIFTH AVENUE, SUITE 4304, NEW YORK, NY 10118
(917)346-1489

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON

(Title of each class of securities covered by this Form)

NONE

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the Appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Transport Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLOBAL TRANSPORT TECHNOLOGIES, INC.

DATE: April 7, 2008	BY: /s/ Lord Dr. Masaaki Ikawa
Lord Dr. Masaaki Ikawa, President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which